Exhibit 99.1

High-Trend International Group Announces $5 Million Share Repurchase Program

Singapore, Aug 28, 2025 /PRNewswire/ -- High-Trend International Group (the “Registrant” or the “Company”) (NASDAQ: HTCO), a global ocean technology company announced today announced that its board of directors has formally approved a new share repurchase program (the “Share Repurchase Program”). Under this program, the Company is authorized to repurchase up to $5.0 million of its Class A ordinary shares, each with a par value of $0.0025. The Share Repurchase Program is set to expire on August 23, 2027.

Under the program, company may repurchase shares from time to time through open market purchases, block trades, or other means, in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The actual timing, volume, and execution of repurchases will be at the discretion of management and will depend on factors such as share price, market conditions, regulatory requirements, and the Company’s capital position and liquidity needs.

Repurchases under the program are expected to be funded using the Company’s existing cash and future operating cash flows. All shares repurchased will be returned to treasury and cancelled.

“This $5 million share repurchase program underscores our confidence in the Company and we are all focused on driving the long term values for our shareholders.” said Mr. Shixuan He, Chief Executive Officer of High-Trend International Group.

The Share Repurchase Program does not obligate the Company to acquire any particular number of shares and may be adjusted or terminated at any time depending on market conditions and other corporate considerations.

Forward-Looking Statements

This current report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”.

Source:

High-Trend International Group